Mail Stop 4561

December 5, 2007

Mr. Fredrick L. Sliva, President
Laurence Associates Consulting, Inc.
130 College Street
Suite 200A
South Hadley, MA 01075

> **Re: Laurence Associates Consulting, Inc.**
> **Registration Statement on Form SB-2**
> **Filed November 9, 2007**
> **File No. 333-147261**

Dear Mr. Sliva:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. In the registration statement, you indicate that your website is www.laurenceassoc.com. We attempted to log onto this website, and the page cannot be found. Please advise.

2. Please move the table of contents to the front of the prospectus.

3. Please revise your executive compensation disclosure to include all information required by Item 402 of Regulation S-B.

The Offering, pages 1-2

4. Please advise us as to the identity of the market maker.

Risk Factors, page 3

5. Please review your risk factors and eliminate those risks that are generic to any public company. For example, we note the twelfth risk factor on page 6. Alternatively, please revise such risk factors to demonstrate risks specific to you.

6. We note your disclosure that working capital at June 30, 2007 is $22,065. This does not appear to be consistent with the current asset and current liability information presented on your balance sheet on page F-3. Please reconcile these amounts.

Our success depends on our ability to maintain our professional reputation and brand name. page 4

7. Please revise the heading of this risk factor to specify the risk.

Shareholders may be diluted significantly through our efforts to obtain financing and satisfy obligations through issuance of additional shares of our common stock. page 6

8. In this risk factor, you state: "Such issuances may also serve to enhance … supporting existing management." Please create a separate risk factor to address the risks presented by this sentence.

Selling Stockholders, page 10

9. Please disclose the number of investors in the October 2007 offering that were accredited investors.

Management's Discussion and Analysis or Plan of Operation, page 14

Other Costs, page 15

10. Please expand the disclosure under this section to explain why payments were made to these sources.

Start-up costs, page 15

11. Please expand the disclosure under this section to discuss what these costs entailed and why these amounts were paid.

Liquidity, page 16

12. We note your disclosure that Laurence will pay all costs relating to the offering which is estimated currently at $65,000 and that there is a loan arrangement in place should Laurence require a borrowing of funds to pay such costs. Please disclose this information in a subsequent events footnote to the financial statements in an amended filing.

Recent Accounting Pronouncements, page 17

13. We note your disclosure related to timing requirements for compliance with final rules of the SEC under Section 404 of the Sarbanes-Oxley Act of 2002. Your disclosure related to the timing of these requirements appears to be inconsistent with your disclosure included on page 5 of your filing. Please advise and revise your disclosure, as appropriate, throughout your filing. Reference is made to SEC Release No. 33-8760.

Business, page 18

14. Please disclose whether you have had to provide a refund to any client since inception. In addition, please discuss whether your placements to date have been exclusive or nonexclusive and disclose the geographic locations of your five placements.

Nature of engagements, page 19

15. In this section, you note that you may be asked to perform reference checks prior to an offering being extended. Please disclose whether these reference checks cause you to incur out-of-pocket expenses and whether you are reimbursed for these costs in the event that your proposed candidate is not selected for the position.

Competition, page 19

16. Please provide information regarding the identity of your top competitors.

Employees, page 20

17. In this section, you indicate that you only have one employee; however, later in the page you indicate that the company has two officers. Please explain this discrepancy.

Stock Option Plan, page 21

18. We note your disclosure regarding the board and stockholder approval of your stock option plan. It appears that Mr. Sliva was the only director and sole shareholder at the time this plan was approved and therefore he proposed and approved this plan. If this is the case, please make this clear in the disclosure. If this is not the case, please clarify when this plan was approved by stockholders.

Plan of Distribution, page 27

19. We note that Mr. Sliva will be deemed an underwriter of the offering. Consequently, please revise your disclosure to clarify that the offering of shares by Mr. Sliva will be made at a fixed price even if your shares are quoted on the OTC-BB. You are not eligible to conduct a primary at the market offering pursuant to Rule 415(a)(4).

20. On page 29, you provide information as to when the offering will terminate. Please explain whether Mr. Sliva and Mr. Lawson and his wife are being included in subparagraph (a). If so, please clarify this, as restrictions under Rule 144 that apply to these individuals are different from the restrictions that apply to other shareholders.

Section 15(g) of the Exchange Act, page 30

21. Please revise the definition of penny stock to read "less than $4.00" instead of "not less than $4.00."

Exhibit 5.1 Legal Opinion

22. Please direct counsel to revise the reference to "SMI" in the first paragraph of the opinion.

Financial Statements

General

23. Please update your financial statements and relevant disclosures within your filing under the guidance of Rule 3-10g of Regulation S-B.

Note 1 – Organization, page F-7

24. Please indicate that you have accounted for the transaction during September 2007 (whereby 9.3 million shares were issued to Mr. Sliva in exchange for all of

his outstanding shares in the Massachusetts corporation) as a reorganization of entities under common control.

NOTE 2 - Summary of Significant Accounting Policies

25. Please disclose your policies related to allowances for doubtful accounts.

e. Revenue Recognition, page F-7

26. Please disclose and tell us how you have complied with SAB 104. Within your response, tell us the possibility of the company refunding amounts received or the commitment to provide future services without charge affects your analysis under SAB 104.

Exhibit 23.1

27. We note that the consent indicates that the date of inception for Laurence Associates Consulting, Inc. was November 1, 2006. We also note that the auditors' report and financial statements indicate that the date of inception was October 10, 2006. Please correct this inconsistency in your amended filing.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at 202-551-3439 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or me at 202-551-3582 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc. Gary B. Wolff, Esq. (by facsimile)